

John Zdanowski · 2nd

CFO to rapidly growing companies

San Diego, California, United States · 500+ connections ·

Contact info

 Assembled Brands

 Harvard Business School

Experience


Co-Founder
Assembled Brands
Jan 2013 – Present · 7 yrs 11 mos
Los Angeles / New York City

Assembled Brands is re-inventing venture financing for the 21st century.   We believe that every product in every category is going to be reinvented and the incumbent financial system is not prepared for what is coming. Backed with $100m from Oaktree, Assembled Brands currently provides working capital, business insights and an unrivaled network to rapidly growing consumer brands.


Board Member
Amino
Sep 2019 – Present · 1 yr 3 mos
San Francisco Bay Area

Amino is a healthcare financial wellness benefit companies provide employees to enable them to get the most from their health insurance benefits.


Co-Founder
Kachinga
2018 – Present · 2 yrs
San Diego, California, United States

Kachinga is bringing financial literacy to the next generation by giving parents the tools and guidance to teach their kids to be smart with money. Our AI-powered platform digitizes and personalizes financial literacy best practices and combines an intuitive allowance, chore and savings management app with a secure debit card for kids with parental controls.


Founding Board Member
Commissions Inc. (CINC)
Jan 2011 – Jun 2016 · 5 yrs 6 mos
Greater Atlanta Area

Founded in 2011 with $1m, Commissions Inc became the leading platform for Enterprise Real Estate Agents. SF Based Private Equity firm Serent Capital bought the company in 2015 for $45m. Sixteen months later we sold the company to Fidelity National Financial in for $240m.


Chief Financial Officer
General Assembly
Sep 2012 – Jun 2015 · 2 yrs 10 mos
Greater New York City Area

General Assembly's vision is a global community of individuals empowered to pursue the work they love. I met the founders early on, developed an Integrated Financial Model, focused the marketing team on weekly data, raised $25m Series C lead by IVP and a $50m Series D. Assisted in transition to local CFO and partnered with one of the co-founders of General Assembly to build As ...see more

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Education


Harvard Business School
MBA
1992 – 1994


Syracuse University
MSEE, Electronics and Communications Engineering
1989 – 1992

Completed Masters Degree while working full time in General Electric's Edison Engineering Program


Clarkson University
BSEE, Electrical Engineering
1986 – 1989
Activities and Societies: Graduated in 3 years with distinction while being a resident advisor, resident director and a founding member of Sigma Chi Fraternity.

Skills & endorsements

Start-ups · 99+

 Endorsed by **Dave Chase – Author, Relocalizing Health and 39 others** who are highly skilled at this

 Endorsed by **2 of John's colleagues at Assembled Brands**

Entrepreneurship · 99+

 Endorsed by **David Vivero and 16 others** who are highly skilled at this

 Endorsed by **2 of John's colleagues at Assembled Brands**

Business Strategy · 99+

 Endorsed by **2 of John's colleagues at Assembled Brands**

 Endorsed by **6 people** who know Business Strategy

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Recommendations

Received (11)   Given (18)


Richard Acton-Maher
Product Leader in B2B, Data, Analytics
May 18, 2010, Richard reported directly to John

Working with John was a fantastic experience. He was my direct manager at Linden Lab when I was a Financial Analyst. As my first job out of college, I had a wealth of ambition but no work experience and John pushed me to take on bigger and bigger challenges every day. Much of what I've learned in my s... See more


Patricia Hallissey
Producer at Critical Mass
April 14, 2010, Patricia reported directly to John

John is one of the best people I have ever worked for. He does not hold back, so I always knew where I stood and what was expected. This is truly valuable to any employee. John is also so full of wisdom. In short consider yourself lucky if you have an opportunity to work with John Z!

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Accomplishments

1 **Project**
AppStack   ⌄